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                                                                  EXHIBIT 99.13

                                MHI GROUP, INC.
                             3100 CAPITAL CIRCLE NE
                        TALLAHASSEE, FLORIDA 32308-3760

                                                                 August 15, 1995

Dear Shareholders:

  On behalf of the Board of Directors of MHI Group, Inc., a Florida corporation (the "Company"), I am pleased to inform you that on August 9, 1995, the Company entered into definitive Agreement and Plan of Merger (the "Merger Agreement") with Loewen Group International, Inc., a Delaware corporation ("LGI"), and SPRT Corp., a Florida corporation ("SPRT"), LGI's wholly owned subsidiary, pursuant to which LGI has agreed to acquire the Company in a two-step transaction. On August 14, 1995, pursuant to the Merger Agreement, LGI commenced a cash tender offer for any and all outstanding shares of the Company's common stock at a price of $10.25 net per share in cash (the "Offer"). LGI is a wholly owned subsidiary of The Loewen Group Inc., a corporation organized under the laws of the province of British Columbia. The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions thereto, following successful completion of the Offer, SPRT will be merged with and into the Company, with the Company surviving the merger (the "Merger"). At the effective time of the Merger, each share of common stock issued and outstanding (other than shares of common stock held by LGI, SPRT or the Company) will be converted into the right to receive $10.25 per share in cash, without interest.

  YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF ALL OF THE DIRECTORS OF THE COMPANY, APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In reaching its conclusions, the Board of Directors gave careful consideration to a number of factors, which are described in the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission and enclosed with this letter. The Board also engaged Commonwealth Associates as its financial advisor to evaluate the Offer and the Merger, and Commonwealth Associates has rendered to the Board its opinion, which is included as an exhibit to the Schedule 14D-9, that the cash consideration to be received by the Company's shareholders is fair from a financial point of view to such shareholders as of the date of delivery of such opinion.

  The enclosed Offer to Purchase and related Letter of Transmittal set forth, in detail, the terms and conditions of the Offer and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

  If you have any questions or require assistance in tendering your shares, you may contact Georgeson & Company Inc. at the telephone numbers and addresses listed on the back cover of the Offer to Purchase.

                                          Sincerely,

                                          /s/ Clifford R. Hinkle

                                          Clifford R. Hinkle
                                          President and Chief Executive
                                          Officer